SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934

SOLECTRON CORPORATION
(Name of Subject Company (Issuer) and Filing Person (as Offeror))

7.25% ADJUSTABLE CONVERSION-RATE EQUITY SECURITY UNITS
(Title of Class of Securities)

834182206
(CUSIP Number of Class of Securities)

Kiran Patel
Executive Vice President and Chief Financial Officer
SOLECTRON CORPORATION
847 Gibraltar Drive
Milpitas, California 95035
(408) 957-8500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on
Behalf of Filing Persons)

Copies to:
Daniel J. Weiser, Esq.
Alexander E. Kolar, Esq.
Wilson Sonsini Goodrich & Rosati,
Professional Corporation
650 Page Mill Road
Palo Alto, CA 94304
(650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee

$686,983,000	$87,041

*	Estimated solely for the purpose of calculating the amount of the filing fee pursuant to Rule 0-11(b) of the Securities Exchange Act of 1934 and based on the product of (i) $16.435, the average high and low prices of the 7.25% Adjustable Conversion-Rate Equity Security Units (the “units”) as reported on the New York Stock Exchange as of April 7, 2004 and (ii) 41,800,000, the maximum number of units to be received in the exchange offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid:	Not Applicable	Filing Party:	Not Applicable

	Form or Registration No.:	Not Applicable	Date Filed:	Not Applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT
Item 1. Summary Term Sheet.
Item 2. Subject Company Information.
Item 3. Identity and Background of Filing Person.
Item 4. Terms of the Transaction.
Item 5. Past Contracts, Transactions, Negotiations and Agreements.
Item 6. Purposes of the Transaction and Plans or Proposals.
Item 7. Source and Amount of Funds or Other Consideration.
Item 8. Interest in Securities of the Subject Company.
Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
Item 10. Financial Statements.
Item 11. Additional Information.
Item 12. Exhibits.
Item 13. Information Required by Schedule 13E-3.
SIGNATURE
INDEX TO EXHIBITS
EXHIBIT (a)(1)(A)
EXHIBIT (a)(1)(B)
EXHIBIT (a)(1)(C)
EXHIBIT (a)(1)(D)
EXHIBIT (a)(1)(E)
EXHIBIT (a)(1)(F)
EXHIBIT (a)(1)(G)
EXHIBIT (a)(5)

INTRODUCTORY STATEMENT

     This Tender Offer Statement on Schedule TO (“Schedule TO”) is being filed with the Securities and Exchange Commission by Solectron Corporation, a Delaware corporation (the “Company”), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, in connection with its offer to exchange up to a maximum of 41,800,000 of its outstanding 7.25% Adjustable Conversion-Rate Equity Security Units (the “Equity Security Units”), issued in December 2001, for shares of its common stock, par value $0.001 per share (“Common Stock”), and cash upon the terms and subject to the conditions set forth in the Confidential Offering Memorandum, dated April 8, 2004 (the “Offering Memorandum”), and the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively (which, together with any supplements or amendments thereto, collectively constitute the “Early Settlement Offer”). For each Equity Security Unit, the Company will deliver (1) 2.5484 shares of Common Stock and (2) cash in the amount of $1.97 all as further described in the Offering Memorandum. A purchase contract for the Company’s shares of Common Stock is a component of each of the Equity Security Units, and the Company is conducting this offering for the Equity Security Units as a means of effecting early settlement of the embedded purchase contracts and the early retirement of the debentures that are currently pledged to secure settlement of the embedded purchase contracts on November 15, 2004. The Early Settlement Offer will expire at Midnight, New York City time, on Wednesday, May 5, 2004, unless extended.

     The information in the Early Settlement Offer, including all schedules and annexes thereto, is incorporated by reference in answer to all the items of this Schedule TO, except as otherwise set forth below.

Item 1. Summary Term Sheet.

     The information set forth in the Offering Memorandum in the sections entitled “Questions and Answers About the Early Settlement Offer” and “Summary—The Early Settlement Offer” is incorporated herein by reference.

Item 2. Subject Company Information.

(a)	Name and Address. The issuer is Solectron Corporation, a Delaware corporation, with its principal executive offices located at 847 Gibraltar Drive, Milpitas, California 95035; telephone number (408) 957-8500.

(b)	Securities. The subject class of securities is the Company’s 7.25% Adjustable Conversion-Rate Security Units. As of April 7, 2004, 44,000,000 units of the Equity Security Units were outstanding.

(c)	Trading Market and Price. The Equity Security Units are listed on the New York Stock Exchange (“NYSE”) under the symbol “SLR PrS.” The information set forth in the Offering Memorandum in the section entitled “Price Range of Equity Security Units” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a)	Name and Address. This is an issuer tender offer. The filing person and subject company is Solectron Corporation, a Delaware corporation, with its principal executive offices located at 847 Gibraltar Drive, Milpitas, California 95035; telephone number (408) 957-8500.

     Pursuant to General Instruction C to Schedule TO, the following persons are the executive officers and directors of the Company:

Name	Position
Michael R. Cannon	President and Chief Executive Officer, Director
Craig London	Executive Vice President, Strategy and Marketing
Kevin O’Connor	Senior Vice President, Human Resources
Marc Onetto	Executive Vice President, Worldwide Operations
Kiran Patel	Executive Vice President and Chief Financial Officer
Perry Hayes	Treasurer and Vice President of Investor Relations
Warren Ligan	Vice President, Corporate Controller
Dave Purvis	Executive Vice President, Engineering
William A. Hassler	Director
Richard A. D’Amore	Director
Heinz Fridrich	Director
William R. Graber	Director
Dr. Paul R. Low	Director
C. Wesley M. Scott	Director
Osamu Yamada	Director
Cyril Yansouni	Director

     The business address and telephone number of each of the above executive officers and directors of the Company is c/o Solectron Corporation, 847 Gibraltar Drive, Milpitas, California 95035; telephone number (408) 957-8500.

Item 4. Terms of the Transaction.

(a)	Material Terms.

(1)	Tender Offers.

(i)	The information set forth in the Offering Memorandum in the sections entitled “Questions and Answers About the Early Settlement Offer,” “Summary—The Early Settlement Offer,” “The Early Settlement Offer,” “Description of the Equity Security Units” and “Description of the Debentures” is incorporated herein by reference.

(ii)	The information set forth in the Offering Memorandum in the sections entitled “Questions and Answers About the Early Settlement Offer,” “Summary—The Early Settlement Offer,” “The Early Settlement Offer—Terms of the Early Settlement Offer” and “Description of Our Capital Stock” is incorporated herein by reference.

(iii)	The information set forth in the Offering Memorandum in the sections entitled “Questions and Answers About the Early Settlement Offer,” “Summary—The Early Settlement Offer,” and “The Early Settlement Offer—Expiration Date; Extension; Modification; Termination” is incorporated herein by reference.

(iv)	Not applicable.

(v)	The information set forth in the Offering Memorandum in the sections entitled “Questions and Answers About the Early Settlement Offer,” “Summary—The Early Settlement Offer” and “The Early Settlement Offer—Expiration Date; Extension; Modification; Termination” is incorporated herein by reference.

(vi)	The information set forth in the Offering Memorandum in the sections entitled “Questions and Answers About the Early Settlement Offer,” “Summary—The Early Settlement Offer” and “The Early Settlement Offer—Withdrawals of Tenders” is incorporated herein by reference.

(vii)	The information set forth in the Offering Memorandum in the sections entitled “Questions and Answers About the Early Settlement Offer,” “Summary—The Early Settlement Offer,” “The Early Settlement Offer—Procedures for Exchanging Equity Security Units,” “The Early Settlement Offer—Withdrawals of Tenders” and “The Early Settlement Offer—Exchange of Equity Security Units” is incorporated herein by reference.

(viii)	The information set forth in the Offering Memorandum in the sections entitled “Questions and Answers About the Early Settlement Offer,” “Summary—The Early Settlement Offer” and “The Early Settlement Offer” is incorporated herein by reference.

(ix)	The information set forth in the Offering Memorandum in the sections entitled “Questions and Answers About the Early Settlement Offer,” “Summary—The Early Settlement Offer” and “The Early Settlement Offer—Priority of Exchanges and Proration” is incorporated herein by reference.

(x)	The information set forth in the Offering Memorandum in the sections entitled “Questions and Answers About the Early Settlement Offer,” “Description of Our Capital Stock,” “Description of the Equity Security Units” and “Comparison of Rights Between the Equity Security Units and Our Common Stock” is incorporated herein by reference.

(xi)	The information set forth in the Offering Memorandum in the section entitled “The Early Settlement Offer—Accounting Treatment” is incorporated herein by reference.

(xii)	The information set forth in the Offering Memorandum in the section entitled “Material United States Federal Income Tax Consequences” is incorporated herein by reference.

(2)	Mergers or Similar Transactions. Not applicable.

(b)	Purchases. To the best knowledge of the Company, no Equity Security Units are to be purchased from any officer, director or affiliate of the Company.

Item 5. Past Contracts, Transactions, Negotiations and Agreements.

(e)	Agreements Involving the Subject Company’s Securities.

     The information set forth in the Offering Memorandum in the sections entitled “Risk Factors—The market for our common stock could be adversely affected by future issuances of our common stock,” “Description of Our Capital Stock,” “Description of the Equity Security Units,” “Description of the Debentures” and “Comparison of Rights Between the Equity Security Units and Our Common Stock” is incorporated herein by reference.

     The Company has entered into the following agreements (each of which is filed as an exhibit to this Schedule TO) in connection with the Equity Security Units: (a) First Supplemental Indenture, dated as of December 27, 2001, by and between the Company and U.S. Bank National Association, successor by merger to State Street Bank and Trust Company of California, N.A., as Trustee (the “Trustee”), supplementing the Subordinated Debt Securities Indenture, dated as of December 27, 2001, between the Company and the Trustee, (b) Purchase Contract Agreement, dated December 27, 2001, by and between the Company and U.S. Bank National Association, successor by merger to State Street Bank and Trust Company of California, N.A., as Purchase Contract Agent, (c) Pledge Agreement, dated December 27, 2001, by and among the Company, U.S. Bank, N.A., as Collateral Agent, Custodial Agent and Securities Intermediary, and U.S. Bank National Association, successor by merger to State Street Bank and Trust Company of California, N.A., as Purchase Contract Agent, (d) Pledge Agreement, dated December 27, 2001, by and between the Company and U.S. Bank National Association, successor by merger to State Street Bank and Trust Company of California, N.A., as the Trustee for the holders of the Debentures, with respect to the deposit of certain collateral by the Company with the Trustee, and (e) Control Agreement, dated December 27, 2001, by and between the Company and U.S. Bank National Association, successor by merger to State Street Bank and Trust Company of California, N.A., as Trustee, Securities Intermediary and Depository Bank.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a)	Purposes. The information set forth in the Offering Memorandum in the sections entitled “Questions and Answers About the Early Settlement Offer” and “The Early Settlement Offer—Purpose and Effects of the Early Settlement Offer” is incorporated herein by reference.

(b)	Use of Securities Acquired. The Equity Security Units acquired pursuant to the Early Settlement Offer will be retired and cancelled.

(c)	Plans.

(1)	The information set forth in the Offering Memorandum in the section entitled “Summary—Divestures” is incorporated herein by reference.

(2)	The information set forth in the Offering Memorandum in the section entitled “Summary—Divestures” is incorporated herein by reference.

(3)	The information set forth in the Offering Memorandum in the sections entitled “Summary—The Early Settlement Offer,” “Summary—Summary Consolidated Financial Data,” “Summary—Unaudited Consolidated Pro Forma Financial Data” and “Risk Factors—The market for our common stock could be adversely affected by future issuances of our common stock” is incorporated herein by reference.

(4)	None.

(5)	None.

(6)	None.

(7)	None.

(8)	None.

(9)	The information set forth in the Offering Memorandum in the sections entitled “Summary—The Early Settlement Offer,” “Risk Factors—The market for our common stock could be adversely affected by future issuances of our common stock” and “The Early Settlement Offer” is incorporated herein by reference. The Company (i) maintains three stock purchase and/or option plans: the 2003 Employee Stock Purchase Plan, the Amended and Restated 1992 Stock Option Plan and the 2002 Stock Option Plan and (ii) has entered into an employment agreement, a stand-alone stock option agreement and a restricted stock purchase agreement with each of Michael R. Cannon, our President and Chief Executive Officer and Marc Onetto, our Executive Vice President, Worldwide Operations. The Company may issue securities in each of (i) and (ii) from time to time.

(10)	None.

Item 7. Source and Amount of Funds or Other Consideration.

(a)	Source of Funds. The information set forth in the Offering Memorandum in the section entitled “Summary – The Early Settlement Offer” and “The Early Settlement Offer – Source of Cash to be Paid in the Early Settlement Offer” is incorporated by reference.

(b)	Conditions. Should the source of funds for the Early Settlement Offer come, in whole or in part, from the proceeds of a sale of the Company’s common stock, the Company must successfully complete such offering in order to receive such funds. If this does not occur and the Company is not otherwise able to pay the cash consideration of the Early Settlement Offer from its available cash, then the Company would need to either amend or terminate the Early Settlement Offer. The information set forth in the Offering Memorandum in the section entitled “The Early Settlement Offer – Source of Cash to be Paid in the Early Settlement Offer” is incorporated by reference.

(d)	Borrowed Funds. Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a)	Securities Ownership. None.

(b)	Securities Transactions. None.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a)	Solicitations or Recommendations. Not Applicable.

Item 10. Financial Statements.

     (a) and (b) The information set forth in the sections of the Offering Memorandum and the financial statements contained or incorporated by reference with the sections entitled “Summary—Summary Consolidated Financial Data,” “Summary—Unaudited Consolidated Pro Forma Financial Data,” “Deficiency of Earnings to Fixed Charges,” “Pro Forma Deficiency of Earnings to Fixed Charges” and “Where You Can Find More Information” are incorporated herein by reference, and specifically, the Company’s reports on Form 10-K (including as superseded by its Current Report on Form 8-K filed February 9, 2004) and Form 10-Q, which are referenced in “Where You Can Find More Information” are included in this incorporation by reference.

Item 11. Additional Information.

(a)	Agreements, Regulatory Requirements and Legal Proceedings.

(1)	None.

(2)	The Company is required to comply with federal and state securities laws and tender offer rules.

(3)	Not applicable.

(4)	Not applicable.

(5)	None.

(b)	Other Material Information. Not applicable.

Item 12. Exhibits.

(a)(1)(A)	Offering Memorandum dated April 8, 2004.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Registered Holders and Depository Trust Company Participants.

(a)(1)(E)	Letter to Clients.

(a)(1)(F)	Letter to Holders.

(a)(1)(G)	Guidelines for Certification of Taxpayer Identification Number on Substitute IRS Form W-9

(a)(2)	None.

(a)(3)	None.

(a)(4)	None.

(a)(5)	Press Release issued by Solectron Corporation, dated April 8, 2004.

(b)	None.

(d)(1)	First Supplemental Indenture, dated as of December 27, 2001, by and between the Company and U.S. Bank National Association, successor by merger to State Street Bank and Trust Company of California, N.A., as Trustee, supplementing the Subordinated Debt Securities Indenture, dated as of December 27, 2001, between the Company and State Street Bank and Trust Company of California, N.A., as Trustee, incorporated by reference from Exhibits 4.2 and 4.1, respectively, of the Company’s Form 8-K, filed with the Commission on January 7, 2002.

(d)(2)	Purchase Contract Agreement, dated December 27, 2001, by and between the Company and U.S. Bank National Association, successor by merger to State Street Bank and Trust Company of California, N.A., as Purchase Contract Agent, incorporated by reference from Exhibit 4.3 of the Company’s Form 8-K, filed with the Commission on January 7, 2002.

(d)(3)	Pledge Agreement, dated December 27, 2001, by and among the Company, U.S. Bank, N.A., as Collateral Agent, Custodial Agent and Securities Intermediary, and U.S. Bank National Association, successor by merger to State Street Bank and Trust Company of California, N.A., as Purchase Contract Agent, incorporated by reference from Exhibit 4.7 of the Company’s Form 8-K, filed with the Commission on January 7, 2002.

(d)(4)	Pledge Agreement, dated December 27, 2001, by and between the Company and U.S. Bank National Association, successor by merger to State Street Bank and Trust Company of California, N.A., as the Trustee for the holders of the Debentures, with respect to the deposit of certain collateral by the Company with the Trustee, incorporated by reference from Exhibit 4.8 of the Company’s Form 8-K, filed with the Commission on January 7, 2002.

(d)(5)	Control Agreement, dated December 27, 2001, by and between the Company and U.S. Bank National Association, successor by merger to State Street Bank and Trust Company of California, N.A., as Trustee, Securities Intermediary and Depository Bank, incorporated by reference from Exhibit 4.9 of the Company’s Form 8-K, filed with the Commission on January 7, 2002.

(g)	None.

(h)	None.

Item 13. Information Required by Schedule 13E-3.

     Not Applicable.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SOLECTRON CORPORATION

Dated: April 8, 2004	By:	/s/ Perry Hayes

		Name:	Perry Hayes
		Title:	Treasurer and Vice President of Investor Relations

INDEX TO EXHIBITS

Exhibit
Number	Description
(a)(1)(A)	Offering Memorandum dated April 8, 2004.
(a)(1)(B)	Letter of Transmittal.
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to Registered Holders and Depository Trust Company Participants.
(a)(1)(E)	Letter to Clients.
(a)(1)(F)	Letter to Holders.
(a)(1)(G)	Guidelines for Certification of Taxpayer Identification Number on Substitute IRS Form W-9
(a)(2)	None.
(a)(3)	None.
(a)(4)	None.
(a)(5)	Press Release issued by Solectron Corporation, dated April 8, 2004.
(b)	None.
(d)(1)	First Supplemental Indenture, dated as of December 27, 2001, by and between the Company and U.S. Bank National Association, successor by merger to State Street Bank and Trust Company of California, N.A., as Trustee, supplementing the Subordinated Debt Securities Indenture, dated as of December 27, 2001, between the Company and State Street Bank and Trust Company of California, N.A., as Trustee, incorporated by reference from Exhibits 4.2 and 4.1, respectively, of the Company’s Form 8-K, filed with the Commission on January 7, 2002.
(d)(2)	Purchase Contract Agreement, dated December 27, 2001, by and between the Company and U.S. Bank National Association, successor by merger to State Street Bank and Trust Company of California, N.A., as Purchase Contract Agent, incorporated by reference from Exhibit 4.3 of the Company’s Form 8-K, filed with the Commission on January 7, 2002.
(d)(3)	Pledge Agreement, dated December 27, 2001, by and among the Company, U.S. Bank, N.A., as Collateral Agent, Custodial Agent and Securities Intermediary, and U.S. Bank National Association, successor by merger to State Street Bank and Trust Company of California, N.A., as Purchase Contract Agent, incorporated by reference from Exhibit 4.7 of the Company’s Form 8-K, filed with the Commission on January 7, 2002.
(d)(4)	Pledge Agreement, dated December 27, 2001, by and between the Company and U.S. Bank National Association, successor by merger to State Street Bank and Trust Company of California, N.A., as the Trustee for the holders of the Debentures, with respect to the deposit of certain collateral by the Company with the Trustee, incorporated by reference from Exhibit 4.8 of the Company’s Form 8-K, filed with the Commission on January 7, 2002.
(d)(5)	Control Agreement, dated December 27, 2001, by and between the Company and U.S. Bank National Association, successor by merger to State Street Bank and Trust Company of California, N.A., as Trustee, Securities Intermediary and Depository Bank, incorporated by reference from Exhibit 4.9 of the Company’s Form 8-K, filed with the Commission on January 7, 2002.
(g)	None.
(h)	None.